Exhibit 99.1

StoneCo Ltd.: Additional Governance Enhancements – reduction in voting power concentration

Georgetown, Cayman Islands, June 1, 2022 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial services and software solutions for merchants in Brazil, today announced that it will submit to the Brazilian Central Bank a technical requirement of change of control.

Following a series of Governance enhancements, the departure of our Co-Founder Eduardo Pontes from the Company’s Board of Directors and his desire to convert his interests in Class B super-voting shares (which are currently held indirectly through holding companies) into Class A shares directly owned by his family vehicles, Stone Pagamentos S.A. and Stone Sociedade de Crédito Direto S.A., subsidiaries of the Company, will submit to the Brazilian Central Bank a technical requirement of change of control.

For regulatory reasons in Brazil, the implementation of such corporate restructuring shall be subject to the Brazilian Central Bank approval.  As a result of the detachment of Eduardo Pontes from the Founders’ Holding Company ("HR Holdings") and consequently the conversion of his original Super Voting Class B to Regular Voting Class A shares, the two co-Founders of the Company would collectively and individually have less than 50% of the voting power. Though, one of our Founders, Andre Street, would still be a reference shareholder, after the authorization of the Central Bank there will be a decrease in the concentration of votes held by our founding shareholders, resulting in no single shareholder having more than 50% of the Company´s voting power.

“The Company has been making continued efforts over the past months to enhance Governance and implement important business improvements. We have brought new seasoned leaders both to the Management and to the Board of Directors, increased the percentage of independent Board members from 40% at our IPO nearly four years ago to 90% currently and we have restructured our strategic management and reporting into two clear business areas: Financial Platform and Software Solutions. We have also taken important measures to better balance our strong growth with profitability. We will continue to execute on our strategy and our product roadmap to offer broader and better solutions to Brazilian merchants”, said André Street, Chairman of the Board.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co